SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      FORM N-18F-1

    NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
        UNDER THE INVESTMENT COMPANY ACT OF 1940




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           SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                      FORM N-18F-1

    NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
        UNDER THE INVESTMENT COMPANY ACT OF 1940


          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that the election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                       SIGNATURE


          Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Syosset and the State of New York on the 9th day of January, 1998.


          Signature:  Spirit of America Investment Fund, Inc.
                           (Name of Registrant)

          By:       /s/ David Lerner
                    David Lerner

          Title:   President & Chairman of the Board



Attest:   /s/ Constance Ferreira
          Constance Ferreira

Title:     Vice President & Secretary